UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Somerset Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 S.W. Kelly Avenue
(No. and Street)

Portland, OR 97239
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hamlin (503)595-1333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC
(Name - if individual, state last, first, middle name)

PMB 335, 123 Nashua Road, Unit 17, Londonderry, NH 03053
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 13 2015
DIVISION OF TRADING & MARKETS

RECEIVED 2015 JUL 13 PM 1:06 SEC / MR

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas Hamlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Somerset Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL STAMP
WESLEY RICHARD VANDEN BRINK III
NOTARY PUBLIC-OREGON
COMMISSION NO. 922849
MY COMMISSION EXPIRES DECEMBER 08, 2017

Thomas Hamlin, President

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

SOMERSET SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014

SOMERSET SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2014

SOMERSET SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2014

CONTENTS

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Somerset Securities, Inc.

We have audited the accompanying financial statements of Somerset Securities, Inc. (a Massachusetts corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Somerset Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Somerset Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Somerset Securities, Inc.'s financial statements. The supplemental information is the responsibility of Somerset Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 16, 2015

SOMERSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 7,947
Commission receivable	59,823
Prepaid expense	17,048
TOTAL ASSETS	$ 84,818

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable and accrued expenses	$ 9,305
Stockholder's Equity	
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	156,301
Accumulated deficit	(81,788)
TOTAL STOCKHOLDER'S EQUITY	75,513
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 84,818

The accompanying notes are an integral part of these financial statements.

SOMERSET SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions income	$ 633,707
Other Income	2
TOTAL REVENUES	633,709
Expenses:	
Commissions	421,730
Clearing and execution costs	13,024
Regulatory fees	26,739
Other expenses	133,414
TOTAL EXPENSES	594,907
Net income before taxes	38,802
Provision for Income Taxes	0
Net Income	$ 38,802

The accompanying notes are an integral part of these financial statements.

SOMERSET SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUM. DEFICIT	TOTALS
Stockholders' equity December 31, 2013	$ 1,000	$ 183,985	$ (120,590)	$ 64,395
Capital contributions		(6,176)		(6,176)
Capital withdrawals		(21,508)		(21,508)
Net income			38,802	38,802
Stockholders' equity December 31, 2014	$ 1,000	$ 156,301	$ (81,788)	$ 75,313

The accompanying notes are an integral part of these financial statements.

SOMERSET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net income		$ 38,802
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in due from clearing	18,426	
Increase in commission receivable	(54,058)	
Decrease in prepaid expenses	3,149	
Decrease in income taxes payable	(2,068)	
Decrease in loan to owner	15,000	
Increase in accounts payable and accrued expenses	2,604	
Total adjustments		(16,947)
Net cash used in operating activities		21,855
Cash flows from financing activities:		
Distribution to shareholders		(27,684)
Net cash provided by financing activities		(27,684)
Net change in cash		(5,829)
Cash at beginning of year		13,776
Cash at end of year		$ 7,947

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Somerset Securities, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Massachusetts on November 1, 1996. The Company primarily sells financial products, mostly mutual funds, variable annuities and variable life insurance. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company receives commissions and trail fees from the sales of financial products.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Revenue and Cost Recognition

Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Income from variable life insurance products is recorded on policy date.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 3014, The Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

Cash paid for Interest and Income Taxes is as follows:

Interest	$ 0
Income Taxes	$ 0

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bear no material effect on the financial statements as presented.

NOTE 3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended

NOTE 4. GUARANTEES

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2014, the Company had net capital of $6,897 and $1,897 of excess net capital. At December 31, 2014, the Company's aggregate indebtedness to net capital ratio was 1.35 to 1.

NOTE 6. COMMITMENTS AND CONTINGENCIES

At December 31, 2014, the Company does not have any outstanding commitments or contingencies.

NOTE 7. ADVERTISING

The Company's policy is to expense the cost of advertising as it is incurred. Advertising for the year ended December 31, 2014 is $0.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and believes that there are no subsequent events requiring disclosure as of February ____, 2015 when the financial statements were issued.

NOTE 9. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with ASC 740, Accounting for Income Taxes is as follows:

Federal	$ 0
State	0
	$ 0

Management believes it is more likely than not that the net deferred tax assets will not be realized through taxable income generated in future years of by off-setting deferred tax liabilities.

At December 31, 2014, the Company had net operating loss carry forward of $47,115 that may be used to offset future income the loss carry forward will expire as follows:

Amount	Year Expires
$ 42,510	10-31-2023
4,605	10-31-2024
$ 47,115	

Deferred tax assets before valuation allowance	$ 14,356
Less: Valuation allowance	(14,356)
Net deferred tax assets	$ 0

No benefit of income taxes has been recorded due to the uncertainty of the realization of any tax assets

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2011, 2012 and 2013.

NOTE 11. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash Segregated under Federal and other regulations	$ 0	$ 0	$ 0	$ 0	$ 0
Totals	$ 0	$ 0	$ 0	$ 0	$ 0
Liabilities	$ 0	$ 0	$ 0	$ 0	$ 0

SUPPLEMENTAL INFORMATION

SOMERSET SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Credits:	
Member's Capital	$ 75,513
Non-Allowable Assets	
Prepaid expenses	(17,048)
Commission receivable	(51,568)
Net Capital	6,897
Minimum Net Capital Requirement	(5,000)
Excess Net Capital	$ 1,897
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 9,305
Ratio of aggregate indebtedness to net capital	1.35 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part II A filing.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Somerset Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Attestation, in which (1) Somerset Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Somerset Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Somerset Securities, Inc. stated that Somerset Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Somerset Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Somerset Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 16, 2015

SOMERSET SECURITIES, INC.
EXEMPTION REPORT PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2014

Somerset Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Somerset Securities, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Thomas Hamlin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Hamlin, President

SOMERSET SECURITIES, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Somerset Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Somerset Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Somerset Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Somerset Securities, Inc.'s management is responsible for Somerset Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in October 2014, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Londonderry, NH
February 16, 2015

SOMERSET SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2014

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 151**
Less Payments Made:		
Date Paid	**Amount**	
10/1/14	**$ 189**	
		(189)
Interest on late payment(s)		**5**
Total Assessment Balance or overpayment and Interest Due		**$ (33)**
Payment made with Form SIPC 7		**$ 0**
Overpayment to be applied		**$ (33)**

See Accountant's Report

SOMERSET SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2014

Total revenue	**$ 633,709**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**560,290**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**13,024**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**0**
Total deductions	**$ 573,314**
SIPC NET OPERATING REVENUES	**$ 60,395**
GENERAL ASSESSMENT @ .0025	**$ 151**

See Accountant's Report